UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No 2.   )*FINAL

OPTi Inc.

(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)

683960108

(CUSIP Number)

Don C. Whitaker, Jr.
Don C. Whitaker
4 Kittansett Loop
Henderson, NV
702-413-6933

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 2, 2010
(Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

•           The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 683960108

1.	Names of Reporting Persons.
Don C. Whitaker
I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group*
(a.) ☒ (b.) ☐

3.	SEC USE ONLY

4.	Source of Funds*
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
370,896

	8.	Shared Voting Power
None

	9.	Sole Dispositive Power
370,896

	10.	Shared Dispositive Power
None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
370,896

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares
(See Instructions) 

13.	Percent of Class Represented by Amount in Row (11)
3.184%

14.	Type of Reporting Person
IN

SCHEDULE 13D
CUSIP No. 683960108
1.	Names of Reporting Persons.
Don C. Whitaker, Jr.
I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group*
(a.) ☒ (b.) ☐

3.	SEC USE ONLY

4.	Source of Funds*
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
208,200

	8.	Shared Voting Power
None

	9.	Sole Dispositive Power
208,200

	10.	Shared Dispositive Power
None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
208,200

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares
(See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
1.788%

14.	Type of Reporting Person
IN

Item 1. Security and Issuer

Common stock of OPTi Inc.

3430 W. Bayshore Dr.

Suite 103

Palo Alto, CA 94303

Item 2. Identity and Background.

(a)	Name: Don C. Whitaker

(b)	Residence or business address: 21 Golf Crest Ct, Henderson, NV 89052

(c)	Present Principal Occupation or Employment: President

Don C. Whitaker, Inc.

4 Kittansett Loop

Henderson,  NV 89052

(d)	Criminal Conviction: No

(e)	Court or Administrative Proceedings: No

(f)	Citizenship: USA

Item 3. Source and Amount of Funds or Other Consideration:

Personal, and retirement funds of the individuals involved.  All transactions were open market transactions.  Don C. Whitaker’s position of 370,896 shares, has a cost basis using a last in first out accounting  basis (LIFO) and adjusting for the dividend of 50 cts/sh on 4/8/2007 and the dividend paid of 75 cts/share on 8/12/2010,  is an adjusted .09457/sh or a total of $35,075.63.

For Don C. Whitaker, Jr.’s positon of 208,200 shares, has a cost basis is $344,444.69 after adjusting for the above mentioned dividend with an average price of 1.654/sh.

Item 4. Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

The above described purchases and sales were done for investment purposes. Since our original 13-D filing on August 4, 2003, the company has been successful in its patent infringement claim lawsuits for certain of its patents. It was our original intent to participate in either a possible liquidation or dividends from these suits. Since our initial involvement, the company paid 50cts/sh 4/8/2007 and paid 75cts/sh on 8/12/2010.  It is anticipated that there will be future dividends from settlements already arrived at but not paid yet and from other claims that are either being contested, arbitrated, or presently in the courts. This is in addition to possible settlements from suits that are taken to court when OPTi is aware of patent infringements that are brought to light in the future.

The Whitakers will of course re-evaluate their options which may include the purchase of additional securities of OPTi or disposal of some or all of the securities they presently own acquire in the future depending on market conditions in general and of OPTi specifically, availability of funds and other considerations.

See Item 3. This party has no plans or proposals which relates to or would result in any action

(a)   The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

No

(b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

Other than mentioned in “Purpose of Transaction”.

(c)  A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

Other than mentioned in “Purpose of Transaction”.

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

Not at the present time

(e) Any material change in the present capitalization or dividend policy of the issuer;

Other than mentioned in “Purpose of Transaction”.

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

No

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

Not at the present time

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

If a liquidation and/or sale of remaining businesses and assets were to happen then it is possible that the corporation would cease to exist.

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

See “H” above

(j)  Any action similar to any of those enumerated above.

See “H” above

Item 5. Interest in Securities of the Issuer.

(a)  Ownership of  4.972% of  Common Stock of the Company.

Don C. Whitaker	370,896	3.184%

Don C. Whitaker, Jr.	208,200	1.788%

Total	579,096	4.972%

(b)  Don C. Whitaker has sole power to vote and dispose of his shares.

Don C. Whitaker, Jr. has the sole responsibility to vote and dispose of his shares.

(c)  Since our amended filing on August 4, 2010 Don C. Whitaker. net sold 266,398 shares for total consideration of $697,182.66.

(ci) Transaction Date	Shares Purchased (Sold)	Price per Share

8/5/2010	800	$2.85
8/6/2010	(500)	2.95
8/6/2010	800	2.88
8/10/2010	(572)	2.90
8/12/2010	(2322)	2.86
8/13/2010	(3633)	2.85
8/16/2010	(1867)	2.88
8/18/2010	1000	2.60
8/18/2010	(110)	2.80
8/19/2010	(1890)	2.69
8/19/2010	(4000)	2.70
8/19/2010	(19500)	2.6831
8/20/2010	(2820)	2.74
8/23/2010	720	2.62
8/24/2010	(500)	2.64
8/24/2010	(7900)	2.61
8/25/2010	(1598)	2.62
8/25/2010	(8402)	2.6051
8/25/2010	(1648)	2.62
8/26/2010	(4352)	2.65
8/27/2010	(2500)	2.69
8/30/2010	(13)	2.69
8/31/2010	1000	2.55
8/31/2010	(1000)	2.58
9/1/2010	(2487)	2.60
9/2/2010	(400)	2.64
9/2/2010	(5600)	2.59
9/2/2010	(68900)	2.60
9/3/2010	(8500)	2.62
9/3/2010	(500)	2.61
9/3/2010	(109,104)	2.60

(d) None

(e)  N/A

Item 6. Contracts,  Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7. Material to be Filed as Exhibits.

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 7,  2010
Don C. Whitaker

By:/s/	Don C. Whitaker
Don C. Whitaker
Title:	Individual

Don C. Whitaker, Jr.

By: /s/	Don C. Whitaker, Jr.

Title:	Individual